EXHIBIT 99.3


(A free translation of the original in Portuguese)



TELE NORTE CELULAR
PARTICIPACOES S.A.

Report of Independent Accountants
on the Limited Review of the
Quarterly Information (ITR)
March 31, 2004

(A free translation of the original in Portuguese)

Report of Independent Accountants
on the Limited Review


To the Board of Directors and Stockholders
Tele Norte Celular Participacoes S.A.


1 We have carried out a limited review of the Quarterly Information (ITR) of Tele Norte Celular Participacoes S.A. for the quarter ended March 31, 2004. This information is the responsibility of the Company's management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The Quarterly Information (ITR) also includes accounting information for the quarters ended December 31 and March 31, 2003. The audits of the financial statements as of and for the year ended December 31, 2003 and the limited review of the quarterly information (ITR) at March 31, 2003 were conducted by other accountants, and their opinion of March 3, 2004 and limited review report of April 22, 2003 thereon, were issued without qualifications.


     Belo Horizonte, April 30, 2004


     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "S" MG



     Rogerio Roberto Gollo
     Contador CRC 1RS044214/O-9 "S" MG

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE                                                                                                Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)                                                                                   Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                                           March 31, 2004

-----------------------------------------------------------------------------------------------------------------------------------
REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE
INFORMATION PROVIDED.
-----------------------------------------------------------------------------------------------------------------------------------


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                2 - COMPANY NAME                             3 - Federal Corporate Taxpayers' Registration Number - CNPJ

01760-4                     TELE NORTE CELULAR PARTICIPACOES S.A.        02.558.154/0001-29
------------------------------------------------------------------------------------------------------------------------------------
4 - State Registration Number - NIRE

53300005761
------------------------------------------------------------------------------------------------------------------------------------

01.02 - HEAD OFFICE

------------------------------------------------------------------------------------------------------------------------------------
1 - ADDRESS                                                                      2 - SUBURB OR DISTRICT

SCN - Qd 4 Bloco B Torre Oeste Sala 702A                                         Asa Norte
------------------------------------------------------------------------------------------------------------------------------------
3 - POSTAL CODE                         4 - MUNICIPALITY                                                5 - STATE

70714-000                               Brasilia                                                        DF
------------------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE                7 - TELEPHONE              8 - TELEPHONE        9 - TELEPHONE                    10 - TELEX

061                          429-5600                   -                    -
------------------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE               12 - FAX                   13 - FAX             14 -FAX

061                          429-5626                   -                    -
------------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL

mailto:elemer@uol.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

------------------------------------------------------------------------------------------------------------------------------------
1 - NAME

Joao Cox Neto
------------------------------------------------------------------------------------------------------------------------------------
2 - ADDRESS                                                                3 - SUBURB OR DISTRICT

SCN Qd 4, Bloco B Torre Oeste Sala 702A                                    Asa Norte
------------------------------------------------------------------------------------------------------------------------------------
4 - POSTAL CODE                               5 - MUNICIPALITY                                              6 - STATE

70714-000                                     Brasilia                                                      DF
------------------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE             8 - TELEPHONE                    9 - TELEPHONE              10 - TELEPHONE        11 - TELEX

061                       429-5600                         -                          -
------------------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE            13 - FAX                         14 - FAX                   15 - FAX

061                       429-5626                         -                          -
------------------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL

jcox@telepart.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

------------------------------------------------------------------------------------------------------------------------------------
CURRENT YEAR                                CURRENT QUARTER                                              PRIOR QUARTER
------------------------------------------------------------------------------------------------------------------------------------
1-BEGINNING     2-END          3-QUARTER       4-BEGINNING       5-END         6-QUARTER       7-BEGINNING         8-END
------------------------------------------------------------------------------------------------------------------------------------
  1/1/2004      12/31/2004         1             1/1/2004        3/31/2004         4             10/1/2003           12/31/2003
------------------------------------------------------------------------------------------------------------------------------------
9 - INDEPENDENT ACCOUNTANT                                                                    10 - CVM CODE

PricewaterhouseCoopers Auditores Independentes                                                00287-9
------------------------------------------------------------------------------------------------------------------------------------
11 - PARTNER RESPONSIBLE                                                        12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF
                                                                                THE PARTNER RESPONSIBLE

Rogerio Roberto Gollo                                                           365.244.920-72
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)

                                                                                                                          Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                         Corporate Legislation
QUARTERLY INFORMATION (ITR)                                                                                          March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE                         2 - COMPANY NAME                             3 - Federal Corporate Taxpayers' Registration
                                                                                  Number - CNPJ

01760-4                              TELE NORTE CELULAR PARTICIPACOES S.A.        02.558.154/0001-29
------------------------------------------------------------------------------------------------------------------------------------

01.05 - CAPITAL COMPOSITION

------------------------------------------------------------------------------------------------------------------------------------
   Number of shares                Current Quarter                  Prior quarter                     Same quarter in prior year
    (In thousands)                    3/31/2004                       12/31/2003                              3/31/2003
------------------------------------------------------------------------------------------------------------------------------------
Paid-up capital
------------------------------------------------------------------------------------------------------------------------------------
1 - Common                             124,623,842                    124,623,842                             124,623,842
------------------------------------------------------------------------------------------------------------------------------------
2 - Preferred                          210,460,313                    210,460,313                             210,460,313
------------------------------------------------------------------------------------------------------------------------------------
3 - Total                              335,084,155                    335,084,155                             335,084,155
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
------------------------------------------------------------------------------------------------------------------------------------
4 - Common                                       0                              0                                       0
------------------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                    0                              0                                       0
------------------------------------------------------------------------------------------------------------------------------------
6 - Total                                        0                              0                                       0
------------------------------------------------------------------------------------------------------------------------------------

01.06 - CHARACTERISTICS OF THE COMPANY

------------------------------------------------------------------------------------------------------------------------------------
1 - TYPE OF COMPANY

Commercial, Industrial, and Other
------------------------------------------------------------------------------------------------------------------------------------
2 - SITUATION

Operating
------------------------------------------------------------------------------------------------------------------------------------
3 - NATURE OF OWNERSHIP

Local Holding
------------------------------------------------------------------------------------------------------------------------------------
4 - ACTIVITY CODE

113 - Telecommunications
------------------------------------------------------------------------------------------------------------------------------------
5 - MAIN ACTIVITY

Cellular Mobile Service
------------------------------------------------------------------------------------------------------------------------------------
6 - TYPE OF CONSOLIDATION

Total
------------------------------------------------------------------------------------------------------------------------------------
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT

Without  Qualification
------------------------------------------------------------------------------------------------------------------------------------

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM                       2 - CNPJ                    3 - NAME
------------------------------------------------------------------------------------------------------------------------------------

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM     2 - EVENT     3 - DATE APPROVED     4 - AMOUNT     5 - DATE OF PAYMENT    6 - TYPE OF SHARE     7 - AMOUNT PER SHARE

01           AGO           4/14/2004             Dividend       5/3/2004               PN                    0.0207340000
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                     Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

-----------------------------------------------------------------------------------------------------------------------------------


01.01 - IDENTIFICATION
-----------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE              2 - COMPANY NAME                            3 - Federal Corporate Taxpayers' Registration Number - CNPJ
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.       02.558.154/0001-29
------------------------- -------------------------------------------------- ------------------------------------------------------

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

--------- -------------- ---------------- -------------------  -------------  ----------------     ---------------------------------
1 - ITEM  2 - DATE OF     3 - CAPITAL     4 - AMOUNT OF THE    5 -NATURE OF    7 - NUMBER OF        8 - SHARE PRICE ON ISSUE DATE
              ALTERATION  (IN THOUSANDS       ALTERATION          ALTERATION       SHARES ISSUED             (IN REAIS)
                           OF REAIS)          (IN THOUSANDS                         (UNITS)
                                               OF REAIS)
--------- -------------- ---------------- -------------------  -------------  ----------------     ---------------------------------

01.10 - INVESTOR RELATIONS OFFICER

-------------------------------------- ---------------------------------------------------------------------------------------------
1 - DATE                               2 - SIGNATURE

-------------------------------------- ---------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                     Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

-----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- -------------------------------------------- ------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                           3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- -------------------------------------------- ------------------------------------------------------

01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.        02.558.154/0001-29
------------------------- -------------------------------------------- ------------------------------------------------------

                                                                          4

02.01 - Balance Sheet - Assets (R$ thousand)

------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1 - Code                 2 - Description                                               3 - 3/31/2004               4 - 12/31/2003
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1                        Total assets                                                        235,446                      233,320
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.01                     Current assets                                                       13,069                       12,944
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.01.01                  Cash and cash equivalents                                               685                          581
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.01.02                  Receivables                                                          11,997                       11,926
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.01.02.01               Dividends receivable                                                  5,621                        5,621
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.01.02.02               Taxes recoverable                                                     1,346                        1,275
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.01.02.03               Deferred income tax and social contribution                           5,030                        5,030
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.01.03                  Inventories                                                               0                            0
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.01.04                  Other                                                                   387                          437
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.01.04.01               Prepayments and other assets                                            387                          437
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.02                     Long-term receivables                                                46,565                       46,043
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.02.01                  Sundry receivables                                                   45,509                       45,330
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.02.01.01               Deferred income tax and social contribution                          45,509                       45,330
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.02.02                  Related companies                                                     1,000                          657
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.02.02.01               Associated companies                                                      0                            0
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.02.02.02               Subsidiaries                                                              0                            0
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.02.02.03               Related parties                                                       1,000                          657
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.02.03                  Other                                                                    56                           56
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.03                     Permanent assets                                                    175,812                      174,333
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.03.01                  Investments                                                         175,264                      173,763
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.03.01.01               Associated companies                                                      0                            0
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.03.01.02               Subsidiaries                                                        175,264                      173,763
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.03.01.03               Other                                                                     0                            0
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.03.02                  Property, plant and equipment                                           548                          570
------------------------ ----------------------------------------------- ---------------------------- ----------------------------
1.03.03                  Deferred charges                                                          0                            0
------------------------ ----------------------------------------------- ---------------------------- ----------------------------

(A free translation of the original in Portuguese)                     Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

-----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ----------------------------------------- ---------------------------------------------------------
1  -  CVM CODE            2  -  COMPANY NAME                        3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ----------------------------------------- ---------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.     02.558.154/0001-29
------------------------- ----------------------------------------- ---------------------------------------------------------


02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

--------------------- -------------------------------------------------- ----------------------- --------------------------
1 - Code              2 - Description                                             3 - 3/31/2004             4 - 12/31/2003
--------------------- -------------------------------------------------- ----------------------- --------------------------
2                     Total liabilities and stockholders' equity                        235,446                    233,320
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.01                  Current liabilities                                                 6,291                      5,886
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.01.01               Loans and financing                                                    61                         60
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.01.02               Debentures                                                              0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.01.03               Suppliers                                                           1,068                        722
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.01.04               Taxes, charges and contributions                                       17                         12
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.01.05               Dividends payable                                                   5,077                      5,078
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.01.06               Provisions                                                              0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.01.07               Payables to related companies                                           0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.01.08               Other                                                                  68                         14
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.02                  Long-term liabilities                                                 606                        207
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.02.01               Loans and financing                                                   137                        151
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.02.02               Debentures                                                              0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.02.03               Provisions                                                              0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.02.04               Payables to related companies                                         469                         56
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.02.05               Other                                                                   0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.03                  Deferred income                                                         0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05                  Stockholders' equity                                              228,549                    227,227
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.01               Paid-up capital                                                    84,851                     84,851
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.02               Capital reserves                                                   49,540                     49,540
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.03               Revaluation reserves                                                    0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.03.01            Own assets                                                              0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.03.02            Subsidiary/associated companies' assets                                 0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.04               Revenue reserves                                                   38,776                     38,776
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.04.01            Legal                                                               7,500                      7,500
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.04.02            Statutory                                                               0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.04.03            Contingencies                                                           0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.04.04            Unrealized profits                                                 23,708                     23,708
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.04.05            Retention of profits                                                    0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.04.06            Special for undistributed dividends                                 7,568                      7,568
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.04.07            Other                                                                   0                          0
--------------------- -------------------------------------------------- ----------------------- --------------------------
2.05.05               Retained earnings/accumulated deficit                              55,382                     54,060
--------------------- -------------------------------------------------- ----------------------- --------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES
COMMISSION (CVM)                                          Corporate Legislation
QUARTERLY INFORMATION (ITR)                                      March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------
1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

03.01 - Statement of Income (R$ thousand)
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
1 - Code        2 - Description                                3 - 1/1/2004 to   4 - 1/1/2004 to 5 - 1/1/2003 to  6 - 1/1/2003 to
                                                                     3/31/2004         3/31/2004       3/31/2003        3/31/2003
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.01            Gross sales and/or services                                  0                0               0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.02            Deductions                                                   0                0               0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.03            Net sales and/or services                                    0                0               0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.04            Cost of sales and/or services                                0                0               0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.05            Gross profit                                                 0                0               0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.06            Operating expenses/income                                  (90)             (90)           1,028            1,028
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.06.01         Selling                                                      0                0               0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.06.02         General and administrative                              (1,647)          (1,647)           (535)            (535)
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.06.03         Financial                                                    56               56             321              321
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.06.03.01      Financial income                                             88               88            334              334
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.06.03.02      Financial expenses                                         (32)             (32)            (13)             (13)
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.06.04         Other operating income                                        0                0               0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.06.05         Other operating expenses                                      0                0               0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.06.06         Equity in the results of subsidiaries                     1,501            1,501           1,242            1,242
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.07            Operating profit                                          (90)             (90)           1,028            1,028
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.08            Non-operating results                                         0                0              0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.08.01         Income                                                        0                0              0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.08.02         Expenses                                                      0                0              0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.09            Profit (loss) before taxes
                and profit sharing                                        (90)             (90)           1,028            1,028
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.10            Provision for income tax and
                social contribution                                           0                0               0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.11            Deferred income tax                                       1,412            1,412             906              906
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.12            Statutory profit sharing and
                contributions                                                0                0               0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.12.01         Profit sharing                                               0                0               0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------
3.12.02         Contributions                                                0                0               0                0
--------------- --------------------------------------------- ----------------- ---------------- --------------- ----------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------
1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
1 - Code        2 - Description                                3 - 1/1/2004 to   4 - 1/1/2004 to 5 - 1/1/2003 to  6 - 1/1/2003 to
                                                                     3/31/2004         3/31/2004       3/31/2003        3/31/2003
------------------------------------------------------------------------------------------------------------------------------------
3.13            Reversal of interest on capital                              0                0               0                0
------------------------------------------------------------------------------------------------------------------------------------
3.15            Net income (loss) for the period                         1,322            1,322           1,934            1,934
------------------------------------------------------------------------------------------------------------------------------------
                Number of shares (thousand),
                excluding treasury stock                           335,084,155      335,084,155     335,084,155      335,084,155
------------------------------------------------------------------------------------------------------------------------------------
                Net income per share                                   0.00000          0.00000         0.00001          0.00001
------------------------------------------------------------------------------------------------------------------------------------
                Loss per share
------------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
----------------------------------------------------------------------------------------------------------------------------
1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
----------------------------------------------------------------------------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
----------------------------------------------------------------------------------------------------------------------------




04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1    Operations

     Tele Norte Celular Participacoes S.A. is a publicly held company and the holding company of Amazonia Celular S.A. (former Amazonia Celular S.A. - Maranhao). The Company's holding in this carrier is 89.79% of the voting capital and 74.96% of capital stock.

     The subsidiary company of Tele Norte Celular Participacoes S.A. holds five concessions to provide cellular mobile services and engages in all activities required or useful to perform such services, in conformity with the concessions, authorizations, and permits granted, covering the States of Amapa, Amazonas, Maranhao, Para, and Roraima.

     The services offered and the tariffs charged are regulated by the National Telecommunications Agency (ANATEL), the Brazilian regulatory authority for the telecommunications industry, according to the General Law of Telecommunications and relevant regulations.

     Migration to the Personal Mobile Service (SMP)
     ----------------------------------------------

     On December 30, 2003, the Company's subsidiary filed with the National Telecommunications Agency (ANATEL) a request to migrate to the Personal Mobile Service (SMP). The request was analyzed and approved by this Agency's Board on February 11, 2004.

     On February 19, 2004, the Company's subsidiary and ANATEL signed the Authorization Terms for the migration to the Personal Mobile Service (SMP). These terms are effective as from the publishing in the Federal Gazette of ACT No. 42.671, on March 1, 2004.

     The SMP permits granted to the Company's subsidiary are effective for an undefined period. As regards the radio frequency permits, they are effective for the remaining period of the concessions previously awarded and then replaced, and can be renewed for an additional fifteen-year period, for a consideration.

     The main changes resulting from the migration to the SMP are as follows:

     o implementing the Carrier Selection Code (CSP), which gives the user the right to choose the long-distance or international carrier;

     o    higher quality goals; and

     o    free negotiation of interconnection rates beginning June 2004.

     The Company's subsidiary has up to 120 days to adapt to the SMP rules.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                      March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------
1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------


04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

2.   Summary of Significant Accounting Principles

a)   Presentation of the Quarterly Financial Information and consolidation
     ---------------------------------------------------------------------
     criteria
     --------
     The Company's consolidated quarterly financial information was prepared in accordance with the accounting practices adopted in Brazil, supplemented by the provisions of the Brazilian Securities Commission (CVM) regulations, and rules applicable to the concessionaires of telecommunications services, pursuant to the accounting practices below. This quarterly financial information is expressed in thousands of Brazilian reais except as otherwise indicated.

     The consolidated quarterly financial information includes the quarterly financial information of the parent company Tele Norte Celular Participacoes S.A. and the direct subsidiary Amazonia Celular S.A.. The consolidation process of the balance sheet and income and expense accounts corresponds to the sum of all assets, liabilities, expenses and revenues of the companies, according to the nature of each balance, complemented by the elimination (i) of the interest, reserves, and retained earnings maintained between the companies; (ii) the current accounts and other receivable and/or payable balances between the companies, and (iii) identification of minority interest.

b)   Financial investments
     ---------------------
     Financial investments consist of short-term, highly liquid investments. These investments are stated at cost, plus income earned up to the balance sheet date.

c)   Allowance for doubtful accounts
     -------------------------------
     Management, based on its most recent experience, periodically measures estimated default rates in order to record an allowance for doubtful receivables when loss is considered probable.

d)   Inventories
     -----------
     Inventories are stated at the average cost of purchase, which is lower than their market value. Inventories are classified as construction in progress when used in plant expansion, and current assets when intended for sale or maintenance.

     The subsidiary records an adjustment to market value for cellular handsets and accessories discontinued or the purchase costs of which are higher than market value.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.       02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------


04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

e)   Investments
     -----------
     Recorded under the equity method, based on net income for the year and other changes in equity of the Company's subsidiary.

f)   Property, plant and equipment
     ------------------------------

     Property, plant and equipment are stated at cost of purchase and/or construction, net of accumulated depreciation. Depreciation is calculated on the straight-line basis as from the time the assets are put into operation.

     The main annual depreciation rates are summarized as follows:

     Transmission equipment and media                     12.5%
     Switching and control centers                        12.5%
     Power supply equipment                                 20%
     Software                                               20%
     Buildings                                        5% to 10%
     Other assets (when applicable)                  10% to 20%

     The recoverable value of the subsidiary's property, plant and equipment through future operations is periodically measured to determine if this recoverable value is lower than net book value. In such an event, the subsidiary reduces its net book value to the recoverable value.

     Interest and financial charges on the financing raised for the subsidiary's construction in progress are capitalized through the date such assets are put into operation. Spending incurred on maintenance and repairs are capitalized when they represent an increase in installed capacity or the useful lives of the assets. In the first quarter of 2004 and financial year 2003, no interest or financial charges were capitalized.

g)   Foreign currency transactions
     ------------------------------
     These are recorded at the exchange rate prevailing at the date of the transactions and restated based on the month-end exchange rate, where foreign exchange gains/losses are immediately recorded in income and expense accounts.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------


04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

h)   Income tax and social contribution
     -----------------------------------
     Income tax was calculated based on income adjusted to taxable income by the exclusions and additions as determined by the Brazilian tax legislation, in particular equity pick-up (Parent company), allowance for doubtful accounts, provisions for contingencies, provision for adjustment of inventories to market value, and profit sharing accrual. The social contribution was calculated at current rates on income adjusted under current legislation. Deferred income tax and social contribution were recorded based on known rates, on the expected realization value of the tax benefit generated by the goodwill acquired from the parent company through a restructuring process, income and social contribution tax loss carryforwards, and for additions and exclusions, the deductibility or taxation of which will occur in the future.

     Company management, based on future income projections, believes that deferred income tax and social contribution recorded are realizable.

i)   Provisions for contingencies
     -----------------------------
     Provisions for contingencies were set up in amounts considered sufficient to cover probable losses, based on the opinion of both companies' legal counsels.

j)   Revenue recognition
     --------------------
     Service revenues are recognized based on the tariffs prevailing on the dates the services are provided. Revenues from cellular telephone services consist of subscription and activation fees, usage tariffs, network usage and maintenance charges, and charges on other services provided to subscribers. All services are billed monthly. Services unbilled from the invoicing date to the end of the month are calculated and recognized as revenue in the month the services are provided.

k)   Pension plan
     ------------
     Amazonia Celular S.A. participates in pension plans that offer its employees pensions and other post-employment benefits. Actuarial liabilities are calculated and recognized based on the projected unit credit method, according to CVM Deliberation No. 371/2000.

l)   Employees' profit sharing
     --------------------------
     The Company's subsidiary records profit sharing based on the attainment of goals set for the year, and is subject to the approval by the Stockholders' Meeting.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

3.   Related-Party Transactions
     --------------------------
     The Company effects transactions with its subsidiary and other related parties related to certain services. Related-party transactions are carried out based on terms and conditions agreed by the respective related parties.

a)   Roaming agreements
     ------------------
     The Company's subsidiary is a member of a national roaming committee of cellular operators that includes the subsidiary of affiliate Telemig Celular Participacoes S.A., Telemig Celular S.A.. The purpose of this committee is to oversee technical and system aspects to ensure the highest quality of the roaming service. As required by Brazilian regulations, the Company's subsidiary and the other member companies facilitate roaming to their respective subscribers.

b)   Related parties
     ---------------

                                                   Parent company                                 Consolidated
                                         ----------------------------------------   -------------------------------------------
                                          03.31.04               12.31.03                03.31.04              12.31.03
                                         ----------------- ----------------------   --------------------  ---------------------
Assets:
Amazonia Celular S.A.                              1,000                    657                      -                      -
Telemig Celular S.A.                                   -                      -                      -                    550
Telemig Celular Participacoes S.A.                     -                      -                      -                  1,408
                                         ----------------- ----------------------   --------------------  ---------------------
                                                   1,000                    657                      -                  1,958
                                         ================= ======================   ====================  =====================

Liabilities:
Telemig Celular Participacoes S.A.                     -                      -                    303                      -
Telemig Celular S.A.                                 469                     56                  1,996                     56
                                         ----------------- ----------------------   --------------------  ---------------------
                                                     469                     56                  2,299                     56
                                         ================= ======================   ====================  =====================


     On March 19, 2003, Tele Norte Celular Participacoes S.A., its subsidiary (Amazonia Celular S.A.) and the affiliates Telemig Celular Participacoes S.A. and Telemig Celular S.A. signed a new agreement for sharing human and administrative resources, and established a jointly-owned unit. This agreement was approved at the Stockholders' Meetings of the respective companies held on March 19, 2003, and substituted the previous agreement, which was approved at the Stockholder's Meetings of the respective companies from December 27 to December 30, 1999.

     The assets and liabilities are exclusively related to the resource sharing and jointly-owned unit creation agreement mentioned above.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.            02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------


04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

4.   Cash and Cash Equivalents

                                             Consolidated
                                  -------------------------------------------
                                    03.31.04                 12.31.03
                                  -------------------   ---------------------
Cash and banks                                 1,002                   3,751
Financial investments:
   Investment funds                           85,209                   1,583
   Other marketable securities                 1,951                   2,750
                                  -------------------   ---------------------
                                              88,162                   8,084
                                  ===================   =====================



5.   Trade Accounts Receivable, Net

                                             Consolidated
                                   ------------------------------------------
                                    03.31.04                 12.31.03
                                   ------------------   ---------------------
Telecommunications services                  116,569                 113,318
Handset and accessory sales                   14,187                  21,430
                                   ------------------   ---------------------
                                             130,756                 134,748
Allowance for doubtful accounts              (42,010 )               (39,333 )
                                   ------------------   ---------------------
                                              88,746                  95,415
                                   ==================   =====================

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------


04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


6.   Deferred Income Tax and Social Contribution

     Deferred income tax and social contribution consist of:

                                                   Parent company                              Consolidated
                                         --------------------------------------  -----------------------------------------
                                           03.31.04              31.12.03             03.31.04             12.31.03
                                         -----------------  -------------------  -------------------- --------------------
Deferred income tax:
Tax loss carryforwards                            16,687               15,814                17,484               17,345
Allowance for doubtful accounts                        -                    -                10,502                9,833
Provision for contingencies                            -                    -                19,270               17,882
Accelerated depreciation of property,
   plant and equipment                                 -                    -                 1,222                1,469
Goodwill (CVM Instruction 349)                    21,192               22,099                21,192               22,099
Pension plan accrual                                   -                    -                   301                  301
Accrued payables                                       -                    -                 3,036                3,446
Accrued profit sharing                                 -                    -                 1,191                  953
Other expenses                                       343                  178                 2,037                1,847
                                         -----------------  -------------------  -------------------- --------------------
                                                  38,222               38,091                76,235               75,175
                                         -----------------  -------------------  -------------------- --------------------

Deferred social contribution:
Social contribution loss carryforwards             6,007                5,693                 8,342                8,141
Allowance for doubtful accounts                        -                    -                 3,781                3,540
Provision for contingencies                            -                    -                   370                  374
Accelerated depreciation of property,
    plant and equipment                                -                    -                   440                  529
Goodwill (CVM Instruction 349)                     7,628                7,956                 7,628                7,956
Provision for losses on investments                                                             554                  554
Pension plan accrual                                   -                    -                   108                  108
Accrued payables                                       -                    -                 1,093                1,241
Accrued profit sharing                                 -                    -                   429                  343
Other expenses                                       150                   88                   832                  762
                                         -----------------  -------------------  -------------------- --------------------
                                                  13,785               13,737                23,577               23,548
                                         -----------------  -------------------  -------------------- --------------------
                                                  52,007               51,828                99,812               98,723
Provision for loss                                (1,468)              (1,468)               (1,468)              (1,468)
                                         -----------------  -------------------  -------------------- --------------------
                                                  50,539               50,360                98,344               97,255
Less: Long-term portion                          (45,509)             (45,330)              (69,533)             (68,763)
                                         -----------------  -------------------  -------------------- --------------------
Short-term portion                                 5,030                5,030                28,811               28,492
                                         =================  ===================  ==================== ====================

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

7.   Investment in Subsidiary

a)   The investment in Amazonia Celular S.A. is comprised as follows:
     ---------------------------------------------------------------

                                                                                 03.31.04                  12.31.03
                                                                                 ------------------  ----------------------

Capital                                                                                   231,431                 231,431
Stockholders' equity                                                                      233,812                 231,810
Net income for the first quarter of 2004 and the year ended December 31, 2003               2,002                   7,594
Interest in capital stock                                                                   74.96                   74.96
Interest in voting capital                                                                  89.78                   89.78
Number of shares held (in thousands):
        Preferred                                                                       5,935,415               5,935,415
        Common                                                                          5,098,287               5,098,287
Accumulated equity pick-up:
From the subsidiary's net gain                                                              1,501                   5,693
From items not affecting the net income of subsidiary                                                                 873
                                                                                 ------------------  ----------------------
                                                                                            1,501                   6,566
                                                                                 ==================  ======================

b)   Changes in investment:
     ---------------------

                                                                                  03.31.04                  12.31.03
                                                                                 ------------------  ----------------------
Balance at the beginning of the period                                                    173,763                 173,481
Equity pick-up                                                                              1,501                   6,566
Dividends                                                                                       -                  (5,621)
Loss                                                                                            -                    (663)
                                                                                 ------------------  ----------------------
Balance at the end of the period                                                          175,264                 173,763
                                                                                 ==================  ======================

c)   Other information:
     -----------------
     The quarterly financial information of the subsidiary Amazonia Celular S.A. was reviewed by the same independent auditors of the parent company.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

8.   Financing

                                                                                                     Consolidated
                                                                                          ---------------------------------
                                                                                             03.31.04            12.31.03
                                                                                          -------------  ------------------

Senior Notes - The outstanding balance is adjusted by the US dollar exchange fluctuation, plus annual interest of 8.750%. Interest is payable semiannually, starting July 2004, and principal is repayable in
January 2009.                                                                                  116,344                   -

Export and Development Canada (EDC) - The outstanding balance is adjusted by the
US dollar exchange fluctuation, plus annual interest of 5.75% above LIBOR.
Installments are repayable semiannually with final maturity in December 2004.                   18,179              18,058

Itau - BBA - Debt Assumption - The outstanding balance is adjusted by the US dollar exchange fluctuation, plus annual interest of 4.15% above LIBOR up to
September 2003 and annual interest of 3% starting September 2003. Installments
are repayable semiannually with final maturity in March 2004.                                       -              30,340

Santander - Debt Assumption - The outstanding balance is adjusted by the US dollar exchange fluctuation, plus annual interest of 3.73%. Installments are
repayable annually with final maturity in September 2004.                                       30,542              30,338

Citibank - The outstanding balance is adjusted by the US dollar exchange fluctuation, plus annual interest of 3.925% above LIBOR. Installments are repayable semiannually starting April 2002, with final maturity in
October 2005.                                                                                   72,715              72,230

BNDES - The debit balance is restated by the Long-term Interest Rate (TJLP), plus 3.8% per annum (p.a.). Installments are repayable monthly with final
maturity in December 2005.                                                                      57,703              65,329

BNDES - The balance owed is restated by the COST of the BNDES Currency Basket, plus 3.8% p.a. Installments are repayable monthly with final maturity in January
2006.                                                                                           33,242              37,334

Other financing                                                                                    395                 423
                                                                                          -------------  ------------------
                                                                                               329,120             254,052
Less: Long-term portion                                                                       (136,305)           (165,556)
                                                                                          -------------  ------------------
Short-term portion                                                                             192,815              88,496
                                                                                          =============  ==================


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

On January 12, 2004, the Company's subsidiary, together with the affiliate Telemig Celular S.A., issued in the international markets unsecured senior notes, negotiated together in the form of notes units.

Total fund raised were US$ 120 million, US$ 40 million of which by Amazonia Celular S.A. and US$ 80 million by Telemig Celular S.A..

Main features of the issue:

Coupon: 8.750% per year
Issue price: 99.504%
Yield to maturity: 8.875% per year
Period: 5 years

The Senior Notes program and the financing agreements entered into with the Brazilian Development Bank (BNDES), the Citibank, and the Export Development Canada (EDC) include covenants regarding, but not limited to, the use of funds for the purposes specified in the agreements, certain related-party and merger and takeover transactions, and reaching certain limits substantially based on financial balance sheet indices.

Should the subsidiary fail to perform under such covenants, the maturity of these Senior Notes and the long-term loans granted by the mentioned institutions can be accelerated. At March 31, 2004, the subsidiary had complied with all of the covenants.

The financing agreements entered into with EDC and Citibank are guaranteed by Tele Norte Celular Participacoes S.A.. The financing agreements entered into with BNDES are guaranteed by the Parent Company and a lien on receivables amounting to 1.5 times the highest installment falling due. At March 31, 2004, the subsidiary had receivables in the amount of R$7,329 (R$7,100 at December 31, 2003) pledged to BNDES, recorded as other current assets.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                     Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
9.   Provisions for Contingencies

                                      Consolidated
                           ------------------------------------------
                            03.31.04                12.31.03
                           -----------------  -----------------------
Tax contingencies                  101,473                   83,913
Civil claims                         1,827                    1,761
Labor claims                           658                      569
Court deposits                     (98,177)                 (80,159)
                           -----------------  -----------------------
                                     5,781                    6,084
                           =================  =======================

a)   Telesystem International Wireless
     ---------------------------------
On March 26, 2003, Highlake International Business Company Ltd., which is indirectly controlled by Opportunity Fund and CVC/Opportunity Equity Partners L.P., acquired the entire shareholding interest of TPSA do Brasil Ltda. (formerly TIW - Telesystem International Wireless) in Telpart Participacoes S.A.. Upon closing the acquisition, all court and extrajudicial litigation involving TPSA and Opportunity were settled, which also benefits all direct and indirect subsidiaries of Telpart, which had litigation with TPSA , including the action filed by TPSA against the Companies claiming the reimbursement of expenses allegedly incurred on its behalf. Litigation settlement was reached through a Transaction Statement signed by the parties, amounting to R$ 10,988 (R$ 4,024 paid by the Company and the remaining by the subsidiary). This amount was expensed in the first quarter of 2003, under General and administrative expense.

b)   Tax contingencies
     -----------------
Refer basically to Value Added Tax on Sales and Services (ICMS) levied on monthly subscription fees, value added services, and activation fees. Management, supported by its tax advisors, understands that ICMS should be levied only on telecommunications services and that its imposition on monthly subscription fees, value added services and activation fees is illegal because these are not telecommunications services.

In December 1998, the subsidiary was granted an injunction that suspends the taxation on monthly subscription fees and started to accrue and deposit in courts the amounts involved.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


c)   Civil contingencies
     --------------------
     Civil contingencies refer mainly to lawsuits filed by the subsidiary's customers. Based on the opinion of its legal counsel, management believes that the provision recorded is sufficient to cover probable losses originated from such actions.

d)   Labor contingencies
     -------------------
     The Company's subsidiary is a party to a number of labor claims filed by former employees. Based on the opinion of its legal counsel, management believes that the provision recorded is sufficient to cover probable losses arising from unfavorable outcomes.


10.  Stockholders' Equity

a)   Subscribed and paid-up capital
     ------------------------------
     At March 31, 2004 and December 31, 2003, subscribed and paid-up capital amounts to R$ 84,851, represented by 335,084,155 thousand shares, of which 124,623,842 thousand are common shares and 210,460,313 thousand are preferred shares, all registered, without par value. The Company's authorized capital is 700 billion shares.

     On December 19, 2002, the General Stockholders' Meeting approved, under
     Article 17 of Law 6.404/76, and amendments introduced by Law 10.303/01, changes in the rules for payment of dividends to Company preferred shares, which are non-voting, ensuring them priority in case of capital refund, without premium, and the payment of minimum, non-cumulative dividends, according to the criteria below, alternatively, considering the greater resulting amount:

     I - 6 percent a year over the amount resulting from the division of paid-up capital by total Company shares; or

     II - the right to receive minimum mandatory dividends, according to the following criteria:

     a) priority in receiving minimum non-cumulative dividends corresponding to 3 percent of the share's net worth; and

     b) right to be included in income distribution, under the same conditions as provided to common shares, after the latter are assured dividends equal to the minimum, priority dividend provided for in item "a".

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

11.  Stock Option Based Compensation

     On October 5, 2000, the Board of Directors of Tele Norte Celular Participacoes S.A. approved two long-term incentive plans, as follows:

     a) The first plan is for certain key executives who may be granted target-based bonuses consisting of Tele Norte Celular Participacoes S.A. common or preferred shares. The bonuses are earned and shares issued only to the extent that Tele Norte Celular Participacoes S.A. achieves performance goals determined by the Board of Directors during a five-year performance period. At March 31, 2004, no options have been granted.

     b) The second plan is for key executives (including those participating in the first plan) and other employees. Options granted comprise Tele Norte Celular Participacoes S.A. preferred shares, exercisable at the market price at the time they are granted. The exercising of this option is 20 percent during the second year, 60 percent in the third year, and 100 percent in the fourth year. By March 31, 2004, 323,151 share options were granted and none were exercised. The exercise price of the granted options is R$ 1.44 (one real fourty four cents) per one thousand preferred shares of Tele Norte Celular Participacoes S.A.. This price is adjusted based on the General Market Price Index (IGP-M) to option exercise date. There were no vested options at March 31, 2004.

     During the meetings held on December 29 and 30, 2003, the Boards of Directors of Tele Norte Celular Participacoes S.A. and the subsidiary, respectively, approved a new long-term incentive plan, which has the following characteristics:

     The plan is for the Company's key executives and the stock options granted comprise Tele Norte Celular Participacoes S.A. preferred shares, exercisable at the market price at the time they are granted, at a discount of 20 percent. Forty percent of the options will vest in January 2004, 70 percent in January 2005, and 100 percent in January 2006. These options can be exercised up to January 2008. At March 31, 2004, 1,064,331 options have been granted. The options' exercise price is R$0.49 (Fourty nine cents) per thousand preferred shares of Tele Norte Celular Participacoes S.A.. This price is adjusted based on the IGP-M to the option exercise date. The estimated dilution percentage is 0.32% over the five-year period of the approved plan.

     At March 31, 2004, the balance of exercisable options is 425,732. No option was exercised during the quarter.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


12.  Financial Instruments (Consolidated)

     The Company's subsidiary conducts transactions involving financial instruments in order to reduce exposure to interest and foreign currency risks. Management of these risks is carried out by defining strategies and determining exposure limits.

a)   Foreign exchange rate and interest rate risks
     ---------------------------------------------
     Foreign exchange rate and interest rate risks relate to the possibility of the subsidiary incurring losses related to exchange rate and interest rate fluctuations, increasing its debt related to loans raised and the related financial expenses. In order to mitigate such risks, the subsidiary carries out hedging transactions, through currency and interest rate swap agreements.

     At March 31, 2004, the nominal value of the swap agreements is R$ 89,483 (R$ 120,095 at December 31, 2003). These agreements are due from April 2004 to July 2006.

     The gains or losses derive from differences in contracted indices against reference indices and are accounted for on the accrual basis under net financial income or expenses, separately disclosed in the financial statements for better clarity purposes. At March 31, 2004, the net amount payable deriving from swap agreements totaled R$ 4,818 (R$ 5,111 at December 31, 2003), of which R$ 2,465 (R$ 233 at December 31, 2003) are shown in long-term liabilities and the remaining in current liabilities.

     At March 31, 2004, the Company and its subsidiary had foreign currency-denominated financing in the amount of R$ 271,417 (R$188,723 at December 31, 2003), 53 percent of which (90% at December 31, 2003) have been hedged.

b)   Credit risk
     -----------
     Receivables credit risk relates to amounts of billed and unbilled telecommunications services provided, sales of handsets, and distribution of prepaid cards. The subsidiary continuously monitors credit granted to its customers and the default level.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

     Customer access to telecommunications services is blocked when the bill is overdue for 20 days, except for telephone services to be maintained for security or national defense reasons. There are different credit risks involving receivables from mobile telecommunications services. The subsidiary grants credit limits to handset resellers and prepaid card distributors. These limits are defined based on potential sales, risk history, payment timeliness, and default level. At March 31, 2004, the subsidiary's allowance for losses on receivables is R$ 42,010 (R$ 39,333 at December 31, 2003). (Note 5)

     Transactions with financial institutions (financial investments and swap agreements) are carried out with several tier one financial institutions, thus minimizing credit risks and avoiding concentration.

     There is no concentration of funds available that have not been mentioned above, which could, if suddenly eliminated, severely impact the Company's and subsidiary's operations.

c)   Market value of financial instruments
     --------------------------------------

     The market value of the financial assets and liabilities is determined based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies could have a different effect on the estimated market values.

     The book balance of financial investments at March 31, 2004 is equivalent to their market value because these investments are recorded at their realization value. The book balance of the swap agreements (Note 12a) at March 31, 2004 is lower than market value because of the premium that would be calculated if these agreements were settled in advance. However, the subsidiary has no intention of settling these transactions in advance.

     The book balance of loans and financing approximate their market value.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

05.01 - Comments of Performance on the First Quarter
--------------------------------------------------------------------------------
See Comments on Consolidated Performance on the First Quarter

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------



06.01 - Consolidated Balance Sheet - Assets (R$ thousand)
-----------------------------------------------------------

------------------------ ------------------------------------------- --------------- ------------------
1 - Code                 2 - Description                              3 - 3/31/2004     4 - 12/31/2003
------------------------ ------------------------------------------- --------------- ------------------
1                        Total assets                                       717,357            642,201
------------------------ ------------------------------------------- --------------- ------------------
1.01                     Current assets                                     242,866            161,442
------------------------ ------------------------------------------- --------------- ------------------
1.01.01                  Cash and cash equivalents                           88,162              8,084
------------------------ ------------------------------------------- --------------- ------------------
1.01.02                  Receivables                                        120,776            128,094
------------------------ ------------------------------------------- --------------- ------------------
1.01.02.01               Accounts receivable, net                            88,746             95,415
------------------------ ------------------------------------------- --------------- ------------------
1.01.02.02               Taxes recoverable                                     3,219              4,187
------------------------ ------------------------------------------- --------------- ------------------
1.01.02.03               Deferred income tax                                 28,811             28,492
------------------------ ------------------------------------------- --------------- ------------------
1.01.02.04               Receivables - hedge transactions                         0                  0
------------------------ ------------------------------------------- --------------- ------------------
1.01.03                  Inventories                                         10,394             12,880
------------------------ ------------------------------------------- --------------- ------------------
1.01.04                  Other                                               23,534             12,384
------------------------ ------------------------------------------- --------------- ------------------
1.01.04.01               Prepayments and other assets                        23,534             12,384
------------------------ ------------------------------------------- --------------- ------------------
1.02                     Long-term receivables                               74,487             74,716
------------------------ ------------------------------------------- --------------- ------------------
1.02.01                  Sundry receivables                                  71,504             71,314
------------------------ ------------------------------------------- --------------- ------------------
1.02.01.01               Deferred income tax                                 69,533             68,763
------------------------ ------------------------------------------- --------------- ------------------
1.02.01.02               ICMS recoverable                                     1,971              2,551
------------------------ ------------------------------------------- --------------- ------------------
1.02.01.03               Accounts receivable - hedge transactions                 0                  0
------------------------ ------------------------------------------- --------------- ------------------
1.02.02                  Related companies                                        0              1,958
------------------------ ------------------------------------------- --------------- ------------------
1.02.02.01               Associated companies                                     0                  0
------------------------ ------------------------------------------- --------------- ------------------
1.02.02.02               Subsidiaries                                             0                  0
------------------------ ------------------------------------------- --------------- ------------------
1.02.02.03               Related parties                                          0              1,958
------------------------ ------------------------------------------- --------------- ------------------
1.02.03                  Other                                                2,983              1,444
------------------------ ------------------------------------------- --------------- ------------------
1.03                     Permanent assets                                   400,004            406,043
------------------------ ------------------------------------------- --------------- ------------------
1.03.01                  Investments                                             77                 77
------------------------ ------------------------------------------- --------------- ------------------
1.03.01.01               Associated companies                                     0                  0
------------------------ ------------------------------------------- --------------- ------------------
1.03.01.02               Subsidiaries                                             0                  0
------------------------ ------------------------------------------- --------------- ------------------
1.03.01.03               Other                                                   77                 77
------------------------ ------------------------------------------- --------------- ------------------
1.03.02                  Property, plant and equipment                      399,927            405,966
------------------------ ------------------------------------------- --------------- ------------------
1.03.03                  Deferred charges                                         0                  0
------------------------ ------------------------------------------- --------------- ------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------


06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

---------------------- ------------------------------------------------- -------------- ---------------
1 - Code               2 - Description                                   3 - 3/31/2004  4 - 12/31/2003
---------------------- ------------------------------------------------- -------------- ---------------
2                      Total liabilities and stockholders' equity              717,357         642,201
---------------------- ------------------------------------------------- -------------- ---------------
2.01                   Current liabilities                                     223,650         258,808
---------------------- ------------------------------------------------- -------------- ---------------
2.01.01                Loans and financing                                     136,305         165,556
---------------------- ------------------------------------------------- -------------- ---------------
2.01.02                Debentures                                                    0               0
---------------------- ------------------------------------------------- -------------- ---------------
2.01.03                Suppliers                                                47,063          55,356
---------------------- ------------------------------------------------- -------------- ---------------
2.01.04                Taxes, charges and contributions                         10,363           9,784
---------------------- ------------------------------------------------- -------------- ---------------
2.01.05                Dividends payable                                         8,637           8,641
---------------------- ------------------------------------------------- -------------- ---------------
2.01.06                Provisions                                               13,314           8,335
---------------------- ------------------------------------------------- -------------- ---------------
2.01.07                Payables to related companies                                 0               0
---------------------- ------------------------------------------------- -------------- ---------------
2.01.08                Other                                                     7,968          11,136
---------------------- ------------------------------------------------- -------------- ---------------
2.01.08.01             Hedge                                                     2,353           4,878
---------------------- ------------------------------------------------- -------------- ---------------
2.01.08.02             Other                                                     5,615           6,258
---------------------- ------------------------------------------------- -------------- ---------------
2.02                   Long-term liabilities                                   206,610          98,119
---------------------- ------------------------------------------------- -------------- ---------------
2.02.01                Loans and financing                                     192,815          88,496
---------------------- ------------------------------------------------- -------------- ---------------
2.02.02                Debentures                                                    0               0
---------------------- ------------------------------------------------- -------------- ---------------
2.02.03                Provisions                                                5,781           6,084
---------------------- ------------------------------------------------- -------------- ---------------
2.02.04                Payables to related companies                             2,299              56
---------------------- ------------------------------------------------- -------------- ---------------
2.02.05                Other                                                     5,715           3,483
---------------------- ------------------------------------------------- -------------- ---------------
2.03                   Deferred income                                               0               0
---------------------- ------------------------------------------------- -------------- ---------------
2.04                   Minority interest                                        58,548          58,047
---------------------- ------------------------------------------------- -------------- ---------------
2.05                   Stockholders' equity                                    228,549         227,227
---------------------- ------------------------------------------------- -------------- ---------------
2.05.01                Paid-up capital                                          84,851          84,851
---------------------- ------------------------------------------------- -------------- ---------------
2.05.02                Capital reserves                                         49,540          49,540
---------------------- ------------------------------------------------- -------------- ---------------
2.05.03                Revaluation reserves                                          0               0
---------------------- ------------------------------------------------- -------------- ---------------
2.05.03.01             Own assets                                                    0               0
---------------------- ------------------------------------------------- -------------- ---------------
2.05.03.02             Subsidiary/associated companies' assets                       0               0
---------------------- ------------------------------------------------- -------------- ---------------
2.05.04                Revenue reserves                                         38,776          38,776
---------------------- ------------------------------------------------- -------------- ---------------
2.05.04.01             Legal                                                     7,500           7,500
---------------------- ------------------------------------------------- -------------- ---------------
2.05.04.02             Statutory                                                     0               0
---------------------- ------------------------------------------------- -------------- ---------------
2.05.04.03             Contingencies                                                 0               0
---------------------- ------------------------------------------------- -------------- ---------------
2.05.04.04             Unrealized profits                                       23,708          23,708
---------------------- ------------------------------------------------- -------------- ---------------
2.05.04.05             Retention of profits                                          0               0
---------------------- ------------------------------------------------- -------------- ---------------
2.05.04.06             Special for undistributed dividends                       7,568           7,568
---------------------- ------------------------------------------------- -------------- ---------------
2.05.04.07             Other                                                         0               0
---------------------- ------------------------------------------------- -------------- ---------------
2.05.05                Accumulated deficit/retained earnings                    55,382          54,060
---------------------- ------------------------------------------------- -------------- ---------------


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------



07.01 - Consolidated Statement of Income (R$ thousand)
-------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1 - Code                      2 - Description                            3 - 1/1/2004  4 - 1/1/2004    5 - 1/1/2003  6 - 1/1/2003
                                                                         to 3/31/2004  to 3/31/2004    to 3/31/2003  to 3/31/2003
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.01           Gross sales and/or services                                   181,406      181,406        149,280        149,280
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.02           Deductions                                                    (52,876)     (52,876)       (33,093)       (33,093)
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.03           Net sales and/or services                                     128,530      128,530        116,187        116,187
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.04           Cost of sales and/or services                                 (75,051)     (75,051)       (65,190)       (65,190)
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.05           Gross profit                                                   53,479       53,479         50,997         50,997
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.06           Operating expenses/income                                     (50,917)     (50,917)       (47,070)       (47,070)
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.06.01        Selling                                                       (25,068)     (25,068)       (19,017)       (19,017)
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.06.02        General and administrative                                    (15,249)     (15,249)       (31,105)       (31,105)
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.06.03        Financial                                                     (10,600)     (10,600)         3,052          3,052
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.06.03.01     Financial income                                                4,230        4,230          5,663          5,663
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.06.03.02     Financial expenses                                            (14,830)     (14,830)        (2,611)        (2,611)
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.06.04        Other operating income                                              0            0              0              0
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.06.05        Other operating expenses                                            0            0              0              0
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.06.06        Equity in the results of subsidiaries                               0            0              0              0
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.07           Operating profit                                                2,562        2,562          3,927          3,927
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.08           Non-operating results                                               0            0             79             79
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.08.01        Income                                                              0            0          2,324          2,324
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.08.02        Expenses                                                            0            0         (2,245)        (2,245)
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.09           Profit (loss) before taxes and profit sharing                   2,562        2,562          4,006          4,006
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.10           Provision for income tax and social contribution               (1,953)      (1,953)          (468)          (468)
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.11           Deferred income tax                                             2,322        2,322           (187)          (187)
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.12           Statutory profit sharing and contributions                     (1,108)      (1,108)          (992)          (992)
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.12.01        Profit sharing                                                 (1,108)      (1,108)          (992)          (992)
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.12.02        Contributions                                                       0            0              0              0
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.12.02.01     Changes in stockholders' equity not arising from income             0            0              0              0
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.13           Reversal of interest on capital                                     0            0              0              0
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.14           Minority Interest                                                (501)        (501)          (415)          (415)
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
3.15           Net income (loss) for the period                                1,322        1,322          1,944          1,944
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

07.01 - Consolidated Statement of Income (R$ thousand)
-------------------------------------------------------------------------------

1 - Code        2 - Description                                         3 - 1/1/2004  4-1/1/2004     5-1/1/2003    6-1/1/2003
                                                                        to 3/31/2004  to 3/31/2004   to 3/31/2003  to  3/31/2003
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
               Number of shares (thousand), excluding treasury stock     335,084,155  335,084,155    335,084,155    335,084,155
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
               Net income per share                                           0.00000      0.00000       0.00001        0.00001
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------
               Loss per share
-------------- --------------------------------------------------------- ------------ ------------   -------------- --------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
-------------------------------------------------------------------------------

1.   Overall

The present performance report comprehend the Consolidated accounts of Tele Norte Celular Participacoes S.A. and Amazonia Celular S.A., related to the period of January 1st 2004 to March 31st 2004 comparative to the preceding quarter and the same period of last year.

2.   Operational Performance

Customer base
--------------
The Company's customer base remained fairly flat for the quarter totaling 1,021,847 users. Year-over-year, this represents an 8% increase in the client base. Net additions were a negative 6,224 for the quarter.

For the first quarter of 2004, prepaid net additions were 7,102, bringing the total prepaid base to 740,079 or 72% of the total base. The postpaid base decreased by 13,326 customers, ending the quarter with 281,768 customers or 28% of the total base.

                               CLIENT BASE (000s)
              1Q03        2Q03        3Q03       4Q03       1Q04

Prepaid       692         682         693        738         740
Postpaid      254         265         275        295         282
Total         947         947         968      1,028       1,022


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------


08.01 - Comments on Consolidated Performance on the First Quarter
-------------------------------------------------------------------------------

Churn rates
-----------

The client base remained flat as a direct result of higher churn rates for postpaid and prepaid clients in the 1Q04. For the first quarter of 2004, the combined annualized churn rate was 38.1%. The postpaid annualized churn rate for 1Q04 reached 37.9% and the prepaid annualized churn rate for the quarter was 38.2%. The increase in churn rates can be explained by the credit profile of the clients acquired during the latter part of 2003 and, to a lesser extent, by the obligatory registration process of prepaid clients that resulted in increased disconnections.

Minutes of use (MOU) / Average revenue per user (ARPU)

Postpaid MOU (minutes of use) for the 1Q04 totaled 193, representing an 8% decrease when compared to the 210 registered in the previous quarter. As a result, postpaid ARPU (average revenue per user) decreased to R$84.5 or 4% for the 1Q04 compared to the R$87.8 registered in the 4Q03. The decrease in traffic usage and, consequently, in ARPUs, is associated with seasonality. When compared to the 1Q03, the postpaid ARPU increased R$3.5, mainly due to higher outgoing minutes of use.

                             CHURN RATE (annualized)

              1Q03        2Q03        3Q03       4Q03       1Q04

Postpaid       30%         38%         32%        30%      38%
Prepaid        30%         36%         36%        32%      38%
Total          30%         36%         35%        32%      38%


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

08.01 - Comments on Consolidated Performance on the First Quarter
-------------------------------------------------------------------------------

For the first quarter of the year, prepaid MOU reached 43, representing a 20% decrease when compared to the 54 reported in the previous quarter. As a result, prepaid ARPU decreased to R$17.3 in the 1Q04 from the R$20.3 reported in the 4Q03, representing a 14% reduction. The decrease in usage was partially offset by the 7.9% increase in the interconnection tariff, which became effective as of February 9, 2004. When compared to the same quarter of 2003, the prepaid ARPU was R$1.7 lower, primarily due to lower incoming minutes of use and to free outgoing minutes offered to new customers under the Christmas campaign.

Combined ARPU for the 1Q04 decreased R$3.2 or 8%, reaching R$36.3 compared to the R$39.5 registered in the last quarter of 2003. When compared to the 1Q03, the combined ARPU increased R$1.3, as a result of the improvement on the postpaid ARPU.

                                    ARPU (R$)

              1Q03        2Q03        3Q03       4Q03       1Q04

Postpaid      81.0         84.4       81.0       87.8       84.5
Prepaid       19.0         19.2       19.6       20.3       17.3
Total         35.0         37.1       36.8       39.5       36.3




Market share
--------------

Market share was estimated at 39% compared to the 43% registered in the previous quarter. Gross sales share for the 1Q04 was an estimated 25%.


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

08.01 - Comments on Consolidated Performance on the First Quarter
-------------------------------------------------------------------------------

3.   Economic and Financial Performance

The following comments are based on the data presented bellow:


                                                                                                                        (in R$ 000)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      2003                                      2004          Var.%
                                     --------------------------------------------------------------------   -----------
                                     1st Quarter     2nd Quarter   3rd Quarter   4th Quarter       YTD      1st Quarter   1Q04/4Q03)
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues                         134,616        143,007       148,183        168,500      594,306       165,155       -2.0%
Equipment Revenues                        14,664         21,607        24,141        28,372       88,784        16,251      -42.7%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS                   149,280        164,614       172,324        196,872      683,090       181,406       -7.9%
Taxes                                    (33,093)       (36,972)      (41,063)       (50,637)    (161,765)      (52,876)       4.4%
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues                         105,032        111,479       112,859        124,530      453,900       117,188       -5.9%
Equipment Revenues                        11,155         16,163        18,402         21,705       67,425        11,342      -47.7%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET                     116,187        127,642       131,261        146,235      521,325       128,530      -12.1%
------------------------------------------------------------------------------------------------------------------------------------
Cost of Services                          32,343         32,864        37,193         41,650      144,050        42,269        1.5%
Cost of Equipment                         14,110         20,640        20,317         27,758       82,825        14,142      -49.1%
Selling & Marketing Expenses              18,444         25,874        25,537         21,790       91,645        19,527      -10.4%
Bad Debt Expense                           2,562          2,572         2,230          1,620        8,984         4,875      200.9%
General & Administrative Expenses         20,453          4,543        11,358          7,751       44,105        10,532       35.9%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA                                    28,275         41,149        34,626         45,666      149,716        37,185      -18.6%
  %                                        26.9%          36.9%          30.7%         36.7%        33.0%         31.7%      -13.6%
------------------------------------------------------------------------------------------------------------------------------------
Depreciation & Amortization               27,400         24,704        23,405         23,642       99,151        24,023        1.6%
Interest Expenses                         18,335         68,518         9,995         13,925      110,773        11,060      -20,6%
Interest Income                           (5,663)        (2,923)       (2,776)        (1,867)     (13,229)       (4,230)     126.6%
Foreign Exchange Loss                    (15,724)       (41,745)        4,644         (2,382)     (55,207)        3,770     -258.3%
Others                                       913           (188)          948          2,304        3,977         1,108      -51.9%
Income Taxes                                 655         (4,040)       (1,767)         3,433       (1,719)         (369)    -110.7%
Minority Interests                           415           (801)           38          2,542        2,194           501      -80.3%
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                 1,944         (2,376)          139          4,069        3,776         1,322       -67.5%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Number of shares (thousand)          335,084,155    335,084,155   335,084,155    335,084,155  335,084,155   335,084,155         0.0%
Earnings per thousands shares (R$)         0.006         (0.007)        0.000          0.012        0.011         0.004       -67.5%
Earnings per ADS (R$)                      0.290         (0.355)        0.021          0.607        0.563         0.197       -67.5%
------------------------------------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

08.01 - Comments on Consolidated Performance on the First Quarter
-------------------------------------------------------------------------------



Operating revenues
------------------

Net service revenues totaled R$117.2 million for the 1Q04, a decrease of R$7.3 million or 6% over the previous quarter, due to a decrease of 10% in total traffic associated with seasonality (6% decrease in outgoing traffic and 14% decrease in incoming traffic). However, when compared to the same quarter of the last year, net service revenues have increased 12%.

Net equipment revenues totaled R$11.3 million for the quarter, decreasing from the R$21.7 million registered in the last quarter of 2003. This decrease was already expected due to weaker sales associated with seasonal factors during the first quarter.

As a result, total net revenues were R$128.5 million for the quarter, 12% lower when compared with the previous quarter and 11% higher when compared to same quarter of the previous year.

For the first quarter of the year, handset subsidies for client acquisitions were R$2.8 million or R$30.5 per gross addition, significantly lower than the R$38.2 registered in the same period of 2003.

Operating costs and expenses
-----------------------------

Cost of services for the first quarter of 2004 totaled R$42.3 million, fairly stable when compared to the R$41.7 million reported in the 4Q03. It should be noted that the decrease in outgoing traffic was offset by the increase in the average interconnection cost per minute during the quarter.

Selling and marketing expenses for the quarter totaled R$19.5 million, down 10% quarter-over-quarter, due to lower gross additions in the period due to seasonal factors. When compared to the same period of the last year, selling and marketing expenses as a percentage of service revenues slightly decreased to 16.7% from the 17.6% posted in the 1Q03.

Customer acquisition cost for the first quarter of 2004 decreased to R$163 from the R$ 176 reported in the 4Q03. This can be attributed to lower sales efforts during the first quarter as a result of seasonal factors mentioned above.


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

08.01 - Comments on Consolidated Performance on the First Quarter
-------------------------------------------------------------------------------

Retention costs as a percentage of net service revenues decreased to 9.6% in the 1Q04 when compared to the 10.5% registered in the last quarter of 2003. When compared to the same quarter of the previous year, retention costs as a percentage of net services revenues remained stable.

G&A expenses for the 1Q04 increased to R$10.5 million compared to the R$ 7.8 million registered in the previous quarter. The difference is primarily related to a non-recurring third party contract renegotiation that reduced the expenses registered in the last quarter of 2003. As a percentage of service revenues, G&A expenses in the 1Q04 were 9.0% compared with 9.7% posted for the previous year.

Bad debt as a percentage of net service revenues has increased to 4.2% when compared to the 2.4% reported in the same quarter of the previous year. When calculated against total net revenues, bad debt reached 3.8% during the 1Q04 compared to the 2.2% reported in the 1Q03. This increase can be chiefly explained by certain delay on the collection actions on the past due amounts (during the last 13 days of February). It should be noted that the decrease observed in bad debt in the 4Q03 was attributed to a change in the bad debt provisioning policy as a result of an improvement in the credit profile of the Company's customer base during the last year, as discussed in the previous earnings report.


EBITDA
------
EBITDA and EBITDA margin (excluding handsets) for the first quarter of 2004 reached R$37.2 million and 31.7%, respectively, compared to the R$28.3 million and 26.9% registered for the same quarter of the previous year.

                              EBITDA (R$ millions)

                      1Q03          2Q03       3Q03      4Q03       1Q04
EBITDA                28.3          41.1       34.6      45.7       37.2
EBITDA Margin         26.9%         36.9%      30.7%     36.7%      31.7%


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

08.01 - Comments on Consolidated Performance on the First Quarter
-------------------------------------------------------------------------------


Depreciation and amortization
------------------------------
For the 1Q04, depreciation and amortization totaled R$24.0 million, in line with the previous quarter.

Net financial expense
----------------------
                                        R$ millions
----------------------------------------------------------
                                     4Q03         1Q04
--------------------------------- ------------ -----------
Interest Expense (a)                  (13.9)      (11.1)
--------------------------------- ------------ -----------
Interest Income (b)                     1.9         4.2
--------------------------------- ------------ -----------
Foreign Exchange Gain (Loss) (c)        2.4        (3.8)
--------------------------------- ------------ -----------
Net Financial Income (Expense)         (9.7)      (10.6)
----------------------------------------------------------
               Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.


Detailed  - Net of Taxes* ( R$ million)
---------------------------------------

                                                                R$ millions
-------------------------------------------------------- ----------------------
                                                              4Q03       1Q04
-------------------------------------------------------- ------------ ---------
Expense related to debt denominated in foreign currency       (1.1)     (9.0)
-------------------------------------------------------- ------------ ---------
Gain (loss) on hedging operations                             (6.1)     (1.7)
-------------------------------------------------------- ------------ ---------
Sub-total                                                     (7.2)    (10.7)
-------------------------------------------------------- ------------ ---------
Expense related to debt denominated in Reais                  (2.5)     (2.0)
-------------------------------------------------------- ------------ ---------
Financial expense (debt related)                              (9.7)    (12.8)
-------------------------------------------------------- ------------ ---------
Net financial expense (not related to debt)**                 (0.9)     (0.9)
-------------------------------------------------------- ------------ ---------
Sub-total                                                    (10.6)    (13.7)
-------------------------------------------------------- ------------ ---------
Interest income - cash investing activities                     0.9       3.1
-------------------------------------------------------- ------------ ---------
Net Financial Income (Expense)                                (9.7)    (10.6)
-------------------------------------------------------------------------------
   * Net of PIS/COFINS on interest income.
  ** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

08.01 - Comments on Consolidated Performance on the First Quarter
-------------------------------------------------------------------------------

Net income
----------
The net income for the 1Q04 totaled R$1.3 million, or R$0.197 per ADS (R$0.004 per thousand shares).


4.   Investments

During the first quarter of 2004, Amazonia Celular's capital expenditures were R$16.8 million. It should be noted that this level of capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand.

The investments during the first quarter of 2004 are presented below:

    CAPEX (R$ millions)       1Q03       2Q03       3Q03      4Q03      1Q04
-------------------------- ---------- --------- ----------- -------- ---------
Network                        0.5       3.0        3.6        7.1      14.1
-------------------------- ---------- --------- ----------- -------- ---------
IS/IT                          4.0       1.5        1.7        2.6       2.5
-------------------------- ---------- --------- ----------- -------- ---------
Others                         0.4       0.5        0.4        0.8       0.2
-------------------------- ---------- --------- ----------- -------- ---------
TOTAL                          4.9       5.0        5.7       10.5      16.8


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

08.01 - Comments on Consolidated Performance on the First Quarter
-------------------------------------------------------------------------------

5. Financial Situation

Cash flow

                                                                                            (in R$ 000)
-------------------------------------------------------------------------------------------------------
                                                                     1Q04                   YTD
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Operating Activities
-------------------------------------------------------------------------------------------------------
Net Income                                                           1,322                 1,322
Adjustments to reconcile net income (loss) to net
 cash provided by operating cash activities
  Depreciation and amortization                                     24,023                24,023
  Monetary variation and foreign exchange loss (principal)           4,363                 4,363
  Unrealized gain (loss) on hedging operations                        (293)                 (293)
  Deferred income taxes and social charges                          (2,322)               (2,322)
  Minority interest                                                    501                   501
  Other                                                                (53)                  (53)
  Changes in operating assets and libilities                        (1,412)               (1,412)
                                                                ---------------------------------------
  Net cash provided by operating activities                        (26,129)              (26,129)
-------------------------------------------------------------------------------------------------------
Investing Activities:
-------------------------------------------------------------------------------------------------------
  Proceeds from sale of property, plant and equipment
  Capital expenditures                                             (16,752)              (16,752)
                                                                ---------------------------------------
  Net cash used in investing activities                            (16,752)              (16,752)
-------------------------------------------------------------------------------------------------------
Financing Activities:
-------------------------------------------------------------------------------------------------------
  New Loans                                                        113,559               113,559
  Amortization of loans                                            (42,854)              (42,854)
  Payment of dividends and interest on capital                          (4)                   (4)
                                                                ---------------------------------------
Net cash used in financing activities                               70,701                70,701
-------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                80,078                80,078
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of the period                   8,084                 8,084
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                        88,162                88,162
-------------------------------------------------------------------------------------------------------


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

08.01 - Comments on Consolidated Performance on the First Quarter
-------------------------------------------------------------------------------


Free cash flow
---------------

Free cash flow for the quarter was a positive R$9.4 million. It should be noted that Amazonia Celular acquired additional frequency for R$9.1 million during the quarter, and that excluding such acquisition, free cash flow would have been R$ 19 million higher as compared to the same period of last year.

Net debt
---------

As of March 31, 2004, the Company's indebtedness was partially offset by cash and cash equivalents (R$88.2 million) but was impacted by accounts payable from hedging operations (R$4.8 million), resulting in net debt of R$237.8 million.

                             NET DEBT (R$ millions)


                1Q03         2Q03         3Q03        4Q03        1Q04
                 301          289          266         243         238


Total debt was R$329.1 million, with 82% denominated in foreign currencies (72% denominated in US Dollars and 10% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currency, 53% was hedged.

Financial ratios
----------------

                     Ratios                 1Q03        2Q03        3Q03        4Q03        1Q04
----------------------------------------- ----------- ----------- ----------- ----------- -----------
Net Debt/EBITDA (1) =                          2.28        2.01        1.83        1.62        1.50
----------------------------------------- ----------- ----------- ----------- ----------- -----------
Net Debt/Total Assets =                         40%         43%         41%         38%         33%
----------------------------------------- ----------- ----------- ----------- ----------- -----------
Interest Coverage Ratio (1)  =                  3.3         3.7         4.0         4.9         6.5
----------------------------------------- ----------- ----------- ----------- ----------- -----------
Current Liquidity Ratio =                       0.7         0.6         0.7         0.6         1.1
-----------------------------------------------------------------------------------------------------

(1) Last twelve months


(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

08.01-Comments on Consolidated Performance on the First Quarter
-------------------------------------------------------------------------------

Debt payment schedule
---------------------
The total debt has the following maturity:


             Year                      R$ millions    % denominated in foreign
                                                              currency
   -------------------------- ------------------- -------------------------
    2004                                  123.5                 80%
   -------------------------- ------------------- -------------------------
    2005                                   87.6                 62%
   -------------------------- ------------------- -------------------------
    2006                                    1.6                100%
   -------------------------- ------------------- -------------------------
    2007                                    0.1                100%
   -------------------------- ------------------- -------------------------
    2008                                     --                 --
   -------------------------- ------------------- -------------------------
    2009                                  116.3                100%
   -------------------------- ------------------- -------------------------
    Total                                 329.1                 82%
   -------------------------- ------------------- -------------------------


6.   Notes issuance

The subsidiary of Tele Norte Celular Participacoes S.A., Amazonia Celular S.A., issued unsecured senior notes units with Telemig Celular S.A. in the amount of US$120 million on January 20, 2004. The Amazonia Celular S.A. notes and the Telemig Celular S.A. notes may only be transferred as part of notes units and will not trade separately.

The aggregate principal amount of the notes units consists of US$40 million of notes issued by Amazonia Celular S.A. and US$80 million of notes issued by Telemig Celular S.A. The notes units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers (QIBs) in the United States under Rule 144A of the Securities Act.. More detailed information about the notes follows:

            - Coupon: 8.750% per year
            - Issue price: 99.504%
            - Yield to maturity: 8.875% per year
            - Maturity: 2009

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

08.01-Comments on Consolidated Performance on the First Quarter
-------------------------------------------------------------------------------


7.   Technological migration

Tele Norte Celular Participacoes S.A.'s and Amazonia Celular S.A.'s Board of Directors approved (at meetings held on February 4 and 5, 2004) GSM as the standard for the technological migration of the operating company's network and the budget for 2004, which includes the capital expenditures related to the technological overlay (at meetings held on March 22, 2004).

Amazonia Celular estimates that the total cost of the migration (which includes capital expenditures, handset subsidies and all other related expenses) will be between R$110 million and R$140 million, most of which will be incurred during the first 12 months of the technological migration process. This estimate is based upon a number of different factors that are susceptible to change.


8.   Dividend Payment

The Annual Shareholders Meeting of the Company held on April 14, 2004 approved the payment of dividends regarding financial year 2003, as from May 03, 2004, in the amount of R$1.036700 per ADS (R$0.020734 per thousand preferred shares). No deliberation was made with regard to common shares.


9.   Disclosure

Tele Norte Celular is one of the 12 companies running for the "Public Company Award", sponsored by the national chapter of APIMEC (Brazilian Association of Investment Analysts). This is one of the most important awards for public companies in Brazil and it reflects the commitment to disclosure, availability and quality of information provided by the companies to the market.


10.  Outlook

For the second quarter of 2004, Amazonia Celular expects to slightly improve its gross sales share as compared to the first quarter of the year. Net additions are expected to come primarily from prepaid customers. ARPUs for both postpaid and prepaid users should increase slightly as traffic is expected to recover in the second quarter. Bad debt, as a percentage of net service revenues, is expected to be approximately 3.0% to 4.0% for the second quarter of the year.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

08.01 - Comments on Consolidated Performance on the First Quarter
-------------------------------------------------------------------------------

Amazonia Celular expects mobile penetration, within the Company's concession area, to increase to 19-20% by year-end from the current level of 16%.


-------------------------------------------------------------------------------
This performance report contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2003
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

---------------------------------------------------------------------------------------------------------------------------------

01  -  IDENTIFICATION
---------------------------------- ----------------------------------------------------------------------------------------------

1  -  CVM CODE                     2  -  COMPANY NAME                     3  -  National Corporate Taxpayers' Registry (CNPJ)
---------------------------------- ----------------------------------------------------------------------------------------------

01760-4                            TELE NORTE CELULAR PARTICIPACOES S.A.                   02.558.154/0001-29
---------------------------------- ----------------------------------------------------------------------------------------------

09.01 - Investments in Subsidiary and/or Associated Companies

------------------------------------------------------------------------------------------------------------ ----------------------
1 -ITEM  2 - NAME OF THE SUBSIDIARY/  3 - NATIONAL CORPORATE   4 - CLASSIFICATION   5- % HOLDING IN THE 6 - % OF THE STOCKHOLDERS'
             ASSOCIATED COMPANY           TAXPAYERS' REGISTRY                          CAPITAL OF THE       EQUITY OF THEINVESTOR
                                          (CNPJ)                                       INVESTEE
------------------------------------------------------------------------------------------------------------ ----------------------
7 - TYPE OF COMPANY      8 - NUMBER OF SHARES            9 - NUMBER OF SHARES HELD IN
                         HELD IN THE CURRENT                 THE PRIOR QUARTER (THOUSANDS)
                         QUARTER (THOUSANDS)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
01                  AMAZONIA CELULAR S.A.       02.340.278/0001-33            Unlisted subsidiary           74.96         76.69
-----------------------------------------------------------------------------------------------------------------------------------
Industrial, commercial and other                                  11,033,702                     11,033,702
-----------------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------


17.01 - Report on the Special Review - Without qualifications
-------------------------------------------------------------------------------

Report of Independent Accountants on the Limited Review

     To the Board of Directors and Stockholders
     Tele Norte Celular Participacoes S.A.

1 We have carried out a limited review of the Quarterly Information (ITR) of Tele Norte Celular Participacoes S.A. for the quarter ended March 31, 2004. This information is the responsibility of the Company's management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The Quarterly Information (ITR) also includes accounting information for the quarters ended December 31 and March 31, 2003. The audits of the financial statements as of and for the year ended December 31, 2003 and the limited review of the quarterly information (ITR) at March 31, 2003 were conducted by other accountants, and their opinion of March 3, 2004 and limited review report of April 22, 2003 thereon, were issued without qualifications.

Belo Horizonte, April 30, 2004


PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG


Rogerio Roberto Gollo
Contador CRC 1RS044214/O-9 "S" MG



(A free translation of the original in Portuguese)                    Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)                      Corporate Legislation
QUARTERLY INFORMATION (ITR)                                       March 31, 2004
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
----------------------------------------------------------------------------------------------------------------------------
01  -  IDENTIFICATION
------------------------- ------------------------------------------ -------------------------------------------------------

1  -  CVM CODE            2  -  COMPANY NAME                         3  -  National Corporate Taxpayers' Registry (CNPJ)
------------------------- ------------------------------------------ -------------------------------------------------------
01760-4                   TELE NORTE CELULAR PARTICIPACOES S.A.      02.558.154/0001-29
------------------------- ------------------------------------------ -------------------------------------------------------

                                    Contents

--------------------- -------------------- ---------------------------------------------------------------------
    GROUP      TABLE                  DESCRIPTION                                                  PAGE
------------ --------- --------------------------------------------------------------------- -------------------
     01         01     Identification                                                                1
------------ --------- --------------------------------------------------------------------- -------------------
     01         02     Head Office                                                                   1
------------ --------- --------------------------------------------------------------------- -------------------
     01         03     Investor Relations Officer (Company Mail Address)                             1
------------ --------- --------------------------------------------------------------------- -------------------
     01         04     General Information/Independent Accountant                                    1
------------ --------- --------------------------------------------------------------------- -------------------
     01         05     Capital Composition                                                           2
------------ --------- --------------------------------------------------------------------- -------------------
     01         06     Characteristics of the Company                                                2
------------ --------- --------------------------------------------------------------------- -------------------
     01         07     Companies Excluded from the Consolidated Financial Statements                 2
------------ --------- --------------------------------------------------------------------- -------------------
     01         08     Dividends Approved and/or Paid during and at ten the Quarter                  2
------------ --------- --------------------------------------------------------------------- -------------------
     01         09     Subscribed Capital and Alterations in the Current Year                        3
------------ --------- --------------------------------------------------------------------- -------------------
     01         10     Investor Relations Officer                                                    3
------------ --------- --------------------------------------------------------------------- -------------------
     02         01     Balance Sheet - Assets                                                        4
------------ --------- --------------------------------------------------------------------- -------------------
     02         02     Balance Sheet - Liabilities and Stockholders' Equity                          5
------------ --------- --------------------------------------------------------------------- -------------------
     03         01     Statement of Income                                                           6
------------ --------- --------------------------------------------------------------------- -------------------
     04         01     Notes to the Quarterly Information                                            8
------------ --------- --------------------------------------------------------------------- -------------------
     05         01     Comments on Company Performance on the First Quarter                          23
------------ --------- --------------------------------------------------------------------- -------------------
     06         01     Consolidated Balance Sheet - Assets                                           24
------------ --------- --------------------------------------------------------------------- -------------------
     06         02     Consolidated Balance Sheet - Liabilities and Stockholders' Equity             25
------------ --------- --------------------------------------------------------------------- -------------------
     07         01     Consolidated Statement of Income                                              26
------------ --------- --------------------------------------------------------------------- -------------------
     08         01     Comments on Consolidated Performance on the First Quarter                     28
------------ --------- --------------------------------------------------------------------- -------------------
     09         01     Investments in Subsidiary and/or Associated Companies                         41
------------ --------- --------------------------------------------------------------------- -------------------
     17         01     Report on the Limited Review - Without qualifications                         42
------------ --------- --------------------------------------------------------------------- -------------------